SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
Core Molding Technologies, Inc.
(Name of Issuer)
Common Stock, $0.01 par value per share
(Title of Class of Securities)
218683100
(CUSIP Number)
Steven K. Covey
Senior Vice President and General Counsel
International Truck and Engine Corporation
4201 Winfield Road, Warrenville, IL 60555
(630) 753-5000
(Name, Address and Telephone Number of Person Authorized
to Receive Notice and Communications)
July 17, 2007
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only) International Truck and Engine Corporation (formerly Navistar International Transportation Corp.)

2	Check the Applicable Box if a Member of a Group
	(a) ☐
	(b) ☑

3	SEC Use Only

4	Source of Funds

	OO

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

	☐

6	Citizenship or Place of Organization

	Delaware

	7	Sole Voting Power

Number of		664,000

Shares	8	Shared Voting Power
Beneficially
Owned by		0

Each	9	Sole Dispositive Power
Reporting
Person		664,000

With	10	Shared Dispositive Power

		0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

	664,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13	Percent of Class Represented by Amount in Row (11)

	9.9%

14	Type of Reporting Person

	CO

1	Name of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only)

	Navistar International Corporation (of which International Truck and Engine Corporation is a wholly-owned subsidiary)

2	Check the Applicable Box if a Member of a Group
	(a) ☐
	(b) ☑

3	SEC Use Only

4	Source of Funds

	OO

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

	☐

6	Citizenship or Place of Organization

	Delaware

	7	Sole Voting Power

Number of		664,000

Shares	8	Shared Voting Power
Beneficially
Owned by		0

Each	9	Sole Dispositive Power
Reporting
Person		664,000

With	10	Shared Dispositive Power

		0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

	664,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13	Percent of Class Represented by Amount in Row (11)

	9.9%

14	Type of Reporting Person

	HC, CO

Schedule 13D
     This Amendment No. 1 to Schedule 13D (the “Amendment”) amends and supplements the Schedule 13D dated December 19, 1996 and filed with the Securities and Exchange Commission (the “Commission”) on December 20, 1996. Unless set forth below, all previous items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to such terms in the Schedule 13D previously filed with the Commission.
Item 1. Security and Issuer
     This Amendment No. 1 to Schedule 13D relates to the Common Stock , par value $0.01 per share (“Common Stock”), of Core Molding Technologies, Inc., a Delaware corporation (the “Issuer”) formerly known as Core Materials Corporation. The Issuer’s principal executive offices are located at 800 Manor Park Drive, P.O. Box 28183, Columbus, Ohio 28183.
Item 2. Identity and Background
     (a) This statement is being filed jointly pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Act of 1934, as amended (the “Act”) by each of (i) International Truck and Engine Corporation (“ITEC”), a corporation organized under the laws of the State of Delaware (formerly known as Navistar International Transportation Corp), and (ii) Navistar International Corporation, a corporation organized under the laws of the state of Delaware (“NIC”), of which ITEC is a direct, wholly-owned subsidiary. ITEC and NIC are collectively referred to herein as the “Reporting Persons.” The directors and executive officers of ITEC and NIC, together with their principal occupations or employment, citizenship and business address of each, are listed on Schedule I attached hereto, which is incorporated herein by reference.
     (b) The principal executive offices of the Reporting Persons are located at 4201 Winfield Drive, P.O. Box 1488, Warrenville, Illinois 60555.
     (c) NIC is a holding company whose wholly-owned subsidiaries produce International(R) brand commercial trucks, MaxxForce brand diesel engines, IC brand school and commercial buses, and Workhorse brand chassis for motor homes and step vans. It also is a private-label designer and manufacturer of diesel engines for the pickup truck, van and SUV markets. ITEC is the principle wholly-owned manufacturing subsidiary of NIC. The companies also provides truck and diesel engine parts and service. Another wholly owned subsidiary offers financing services.
     (d) During the last five years, neither of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule I, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) During the last five years, neither of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule I, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 5. Interest in Securities of the Issuer
     (a) ITEC beneficially owns an aggregate of 664,000 shares of Common Stock, constituting approximately 9.9% of the outstanding shares of Common Stock as reported in the Issuer’s most recent Form 10-Q for the quarter ended June 30, 2007. By virtue of its ownership of all of the outstanding common stock of ITEC, NIC may be deemed to possess indirect beneficial ownership of the shares of Common Stock beneficially owned by ITEC. The filing of this Amendment by ITEC and NIC shall not be construed as an admission that NIC is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Amendment.

     (b) ITEC has sole power to vote and sole power to dispose the shares of Common Stock identified in paragraph (a) above. By virtue of its ownership of all of the outstanding common stock of ITEC, NIC may be deemed to possess indirect beneficial ownership of the shares of Common Stock beneficially owned by ITEC. The filing of this Amendment by ITEC and NIC shall not be construed as an admission that NIC is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Amendment.
     (c) On July 17, 2007, ITEC sold 3,600,000 shares of Common Stock to the Issuer at a price of $7.25 per share, pursuant to a Stock Repurchase Agreement, dated July 17, 2007, between ITEC, thereby reducing its beneficial ownership of Common Stock to 664,000 shares (the “Remaining Shares”). Other than this transaction, neither of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule I, has effected any transaction in the Common Stock within the 60 days prior to the date of the Amendment.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
     Under Section 4.02 of the Stock Repurchase Agreement, ITEC has agreed for the 12-month period ending July 17, 2008, not to, subject to certain exceptions, directly or indirectly offer, pledge, sell, contract to sell, sell any option or contact to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of any of the Remaining Shares, or enter into any swap or other arrangement that transfers to another any of the economic consequences of ownership of the Remaining Shares.
     Except as described in the Amendment, no contracts, arrangements, understandings or relationships (legal or otherwise) exist among the Reporting Persons and any of the persons listed on Schedule I or between the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule I, and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.
Item 7. Material to be Filed as Exhibits
     Exhibit 7.07 — Stock Repurchase Agreement

SIGNATURES
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 18, 2007

International Truck and Engine Corporation

By:	/s/ Terry M. Endsley

Name:	Terry M. Endsley
Title:	Senior Vice President and Treasurer

Navistar International Corporation

By:	/s/ Terry M. Endsley

Name:	Terry M. Endsley
Title:	Senior Vice President and Treasurer

SCHEDULE I
SET FORTH BELOW IS THE NAME, TITLE, PRINCIPAL OCCUPATION OR EMPLOYMENT, ADDRESS AND CITIZENSHIP OF EACH OF THE DIRECTORS OF NIC.

NAME	Title	Business and Addresss	Citizenship
Daniel C. Ustian	Chairman, President	Navistar International Corporation	United States
	and Chief Executive	4201 Winfield Road
	Officer	Warrenville, IL 60555

Y. Marc Belton	Executive Vice President,	General Mills, Inc.	United States
	Worldwide Heath,	One General Mills Bvld
	Brand and New Business	Minneapolis, MN 55426
Development

William A. Caton	Executive Vice President	Navistar International Corporation	United States
	and Chief Financial	4201 Winfield Road
	Officer	Warrenville, IL60555

Eugenio Clariond	Chairman and Chief	Grupo IMSA	Mexico
	Executive Officer	Av. Vasconcelos #220 Ote.
Col Santa Engracia
San Pedro Garza Garcia
N.L. 66220 Mexico

John D. Correnti	President and Chief	SeverCorr, LLC	United States
	Executive Officer	1409 Hwy 45 South
Columbus, MS 39701

Dr. Abbie J. Griffin	Professor	University of Utah	United States
	Royal L. Garff Endowed	1645 E. Campus Center Dr, RM 209
	Chair in Marketing	Salt Lake City, UT 84112
David Eccles School of Business

Michael N. Hammes	Chairman of the Board	Sunrise Medical, Inc.	United States
P.O. Box 1358
Rancho Santa Fe, CA 92067

David D. Harrison	Managing Partner	HCI	United States
104 Nathaniel Court
The Point, Mooresville, NC 28117

James H. Keyes	Retired	1522 North Prospect Ave., #1802	United States
Milwaukee, WI 53202

Southwood J. Morcott	Retired	30 Brams Point Road Hilton Head Island, SC 29926	United States

Dennis D. Williams	UAW Representative	UAW Region 4	United States
680 Barclay Blvd.
Lincolnshire, IL 60069

SCHEDULE I (continued)
SET FORTH BELOW IS THE NAME, TITLE, PRINCIPAL OCCUPATION OR EMPLOYMENT, ADDRESS AND CITIZENSHIP OF EACH OF THE EXECUTIVE OFFICERS OF NIC.

NAME	Title	Business and Addresss	Citizenship
Daniel C. Ustian	Chairman, President and Chief Executive Officer	Navistar International Corporation 4201 Winfield Road Warrenville, IL 60555	United States

William A. Caton	Executive Vice President and Chief Financial Officer	Navistar International Corporation 4201 Winfield Road Warrenville, IL60555	United States

Steven K. Covey	Senior Vice President and General Counsel	Navistar International Corporation 4201 Winfield Road Warrenville, IL 60555	United States

Terry M. Endsley	Senior Vice President and Treasurer	Navistar International Corporation 4201 Winfield Road Warrenville, IL60555	United States

John P. Waldron	Vice President and Corporate Controller	Navistar International Corporation 4201 Winfield Road Warrenville, IL 60555	United States

SCHEDULE I (continued)
SET FORTH BELOW IS THE NAME, TITLE, PRINCIPAL OCCUPATION OR EMPLOYMENT, ADDRESS AND CITIZENSHIP OF EACH OF THE DIRECTORS OF ITEC

NAME	Title	Business and Addresss	Citizenship
Daniel C. Ustian	Chairman, President	International Truck and Engine	United States
	and Chief Executive	Corporation
	Officer	4201 Winfield Road
Warrenville, IL 60555

William A. Caton	Executive Vice President	International Truck and Engine	United States
	and Chief Financial	Corporation
	Officer	4201 Winfield Road
Warrenville, IL60555

SCHEDULE I (continued)
SET FORTH BELOW IS THE NAME, TITLE, PRINCIPAL OCCUPATION OR EMPLOYMENT, ADDRESS AND CITIZENSHIP OF EACH OF THE EXECUTIVE OFFICERS OF ITEC

NAME	Title	Business and Addresss	Citizenship
Daniel C. Ustian	Chairman, President	International Truck and Engine	United States
	and Chief Executive	Corporation
	Officer	4201 Winfield Road
Warrenville, IL 60555

William A. Caton	Executive Vice President	International Truck and Engine	United States
	and Chief Financial	Corporation
	Officer	4201 Winfield Road
Warrenville, IL60555

Jack J. Allen	President — Engine Group	International Truck and Engine	United States
Corporation
4201 Winfield Road
Warrenville, IL 60555

Phyllis E. Cochran	Vice President, General	International Truck and Engine	United States
	Manager — Parts	Corporation
4201 Winfield Road
Warrenville, IL60555

Steven K. Covey	Senior Vice President	International Truck and Engine	United States
	and General Counsel	Corporation
4201 Winfield Road
Warrenville, IL 60555

Greg W. Elliott	Vice President, Corporate	International Truck and Engine	United States
	Human Resources and	Corporation
	Administration	4201 Winfield Road
Warrenville, IL60555

Terry M. Endsley	Senior Vice President	International Truck and Engine	United States
	and Treasurer	Corporation
4201 Winfield Road
Warrenville, IL60555

Deepak T. Kapur	President — Truck Group	International Truck and Engine	United States
Corporation
4201 Winfield Road
Warrenville, IL60555

John P. Waldron	Vice President	International Truck and Engine	United States
	and Corporate Controller	Corporation
4201 Winfield Road
Warrenville, IL 60555